Will H. Cai

+852 3758 1210

wcai@cooley.com

January 30, 2024

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PS International Group Ltd. Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, PS International Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the issuance of the Company’s ordinary shares, par value $0.0001 per share in connection with a proposed business combination (the “Business Combination”) by and among PSI Group Holdings Ltd (“PSI”) and AIB Acquisition Corporation (Nasdaq: AIB) (“AIB”).

PSI has previously contemplated an initial public offering of its ordinary shares, and filed a registration statement on Form F-1 (File No. 333-270168) (together with the exhibits and supplements thereto, the “F-1 Registration Statement”) with the Commission on March 1, 2023, in connection with the proposed initial public offering. On January 26, 2024, PSI filed a letter pursuant to Rule 477 of the Securities Act, requesting that the Commission consent to the withdrawal of the F-1 Registration Statement.

Upon closing of the proposed Business Combination, both AIB and PSI will become wholly-owned subsidiaries of the Company. This document also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of AIB shareholders at which AIB shareholders will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company confirms that it is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F: +852 3014 7818 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Yee Kit Chan, Chairman of the Board and Director, PSI Group Holdings Ltd
Hok Wai Alex Ko, Chief Executive Officer and Director, PSI Group Holdings Ltd
Chun Kit Tsui, Chief Financial Officer, PSI Group Holdings Ltd
Eric Chen, Chief Executive Officer, AIB Acquisition Corporation
Barry I. Grossman, Esq., Partner, Ellenoff Grossman & Schole LLP
Jessica Yuan, Esq., Partner, Ellenoff Grossman & Schole LLP

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F: +852 3014 7818 cooley.com